Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Variant Alternative Lending Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$1,087,121.00	0.0001531	$166.44

Total Transaction Valuation:		$1,087,121.00
Total Fees Due for Filing:				$166.44
Total Fees Previously Paid:				166.44
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for shares of limited liability company interests. The fee of $166.44 was paid by the Fund in connection with filing of the Schedule TO-I by Variant Alternative Lending Fund (File No. 005-94825) on January 30, 2025. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.